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                      ROBERTS PHARMACEUTICAL CORPORATION
                         EMPLOYEE STOCK PURCHASE PLAN


1.   Definitions

"Account" means an Employee Stock Purchase Plan account maintained by the Company or a third party administrator selected by the Committee.

"Code" means the Internal Revenue Code of 1986, as amended.

"Committee" means the Compensation Committee of the Board of Directors of Roberts Pharmaceutical Corporation.

"Common Stock" means Roberts Pharmaceutical Corporation Common Stock, $.01 par value per share.

"Company" means Roberts Pharmaceutical Corporation.

"Current Eligible Compensation" for any pay period means the gross amount of Eligible Compensation with respect to which net amounts are actually paid in such pay period.

"Default Dollar Amount" for any Plan Year means the lesser of (i) the dollar amount payroll deduction, if any, as in effect for a Participating Employee as of the end of the previous Plan Year and (ii) the maximum dollar amount payroll deduction, if any, allowable for such Participating Employee for such Plan Year.

"Eligible Compensation" means base salary, adjusted compensation, incentive compensation, overtime, bonuses, and/or other regular payments, unless otherwise determined by the Committee. Eligible Compensation does not include any payments for reimbursement for expenses, deferred profit-sharing distributions, deferred compensation, or other non-regular payments unless otherwise determined by the Committee.

"Eligible Employee" means employees eligible to participate in the Plan pursuant to the provisions of Section 5.

"Fair Market Value" means the average of the high and low sale prices of a share of Common Stock as reported on the Automated Quotation System of the National Association of Securities Dealers, Inc., National Market System on the date in question or, if the Common Stock shall not have been traded on such system on such date, the average of the high and low sale prices on such system on the first day prior thereto on which the Common Stock was so traded or such other amount as may be determined by the Committee by any fair and reasonable means.
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"Investment Date" means the Friday immediately preceding the 15th day of the month following the end of each calendar quarter.

"Participating Employee" means an employee (i) for whom payroll deductions are currently being made or (ii) for whom payroll deductions are not currently being made because he or she has reached the limitations set forth in Section 7.

"Plan" means this Roberts Pharmaceutical Corporation Employee Stock Purchase
Plan.

"Plan Year" means a calendar year.

"Regular Paycheck" means bi-weekly base salary paychecks.

"Subsidiary" means any present or future corporation of which the Company owns or controls, or will own or control, directly or indirectly, more than 50% of the total combined voting power of all classes of stock or other equity interests.

2.   Purpose of the Plan.

The purpose of the Plan is to secure for the Company and its shareholders the benefits of the incentive inherent in the ownership of the Company's Common Stock by present and future employees of the Company and its Subsidiaries. The Plan is intended to comply with the provisions of Sections 421, 423 and 424 of the Code, and the Plan shall be administered, interpreted and construed in accordance with such provisions.

3.   Shares Reserved for the Plan.

There shall be reserved for issuance and purchase by Eligible Employees under the Plan an aggregate of 500,000 shares of Common Stock, subject to adjustment as provided in Section 13. Shares subject to the Plan may be shares now or hereafter authorized but unissued, or shares that were once issued and subsequently reacquired by the Company. If and to the extent that any right to purchase shares of Common Stock hereunder shall not be exercised by any employee for any reason or if such right to purchase shall terminate as provided herein, shares that have not been so purchased hereunder shall again become available for the purposes of the Plan unless the Plan shall have been terminated; provided, that such unpurchased shares shall not be deemed to increase the aggregate number of shares specified above to be reserved for purposes of the Plan (subject to adjustment as provided in Section 13).

4.   Administration of the Plan.

The Plan shall be administered by the Committee. The Committee may request advice or assistance or employ such other persons as

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the Committee deems necessary for proper administration of the Plan.  Subject to the express provisions of the Plan, the Committee shall have authority to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan, and to make all other determinations necessary or advisable in administering the Plan, all of which determinations shall be final and binding upon all persons.

5.   Eligible Employees.

All employees of the Company and each Subsidiary designated by the Committee shall be eligible to participate in the Plan, provided that each such employee:


     (a) does not own, immediately after any right is granted hereunder, stock possessing five percent (5%) or more of the total combined voting power or value of all classes of capital stock of the Company or of a Subsidiary; and

     (b) customarily works for the Company or any Subsidiary more than twenty
(20) hours per week; and

     (c) is customarily employed by the Company or any Subsidiary for more than five (5) months of any calendar year.

For purposes of determining whether an employee owns five percent (5%) or more of the Common Stock, the rules of section 424(d) of the Code shall apply and Common Stock that the employee may purchase under outstanding options granted by the Company shall be treated as Common Stock owned by the employee. Eligible Employees who have been or will be terminated or retired as of the first day of a Plan Year cannot participate in such Plan Year. From time to time, the Committee shall have the authority to limit or expand the entities participating in the Plan from among a group consisting of the Company, any Subsidiary, or the Company's parent, if applicable.

6.   Election to Participate and Payroll Deductions.

Each Eligible Employee may elect to participate in the Plan at any time during the Plan Year.

Each Eligible Employee may elect a payroll deduction of from one percent (1%) to ten percent (10%) of Current Eligible Compensation from each paycheck in increments of 1% (i.e. 1%, 2%, 3%, but not 3,5%, etc.). Each Eligible Employee

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may in the alternative elect a payroll deduction of an annual dollar amount of from 1% to 10% of Eligible Compensation. Such annual dollar amount shall be divided by the number of Regular Paychecks in the Plan Year from which payroll deductions are to be made and the result shall be deducted from each Regular Paycheck. If any such payroll deduction would exceed the amount of any of a Participating Employee's Regular Paychecks such Participating Employee may make a direct payment by personal check in the amount of such shortfall. A Participating Employee may not change the manner of payroll deduction (i.e., percentage vs. dollar amount) during a Plan Year. Elections under this Section 6 are subject to the limits set forth in Section 7. All payroll deductions shall be credited, as promptly as practicable, to an Account in the name of the Participating Employee and may be used by the Company for any corporate purpose.

Unless an Eligible Employee elects otherwise prior to the beginning of a Plan Year, an Eligible Employee who is a Participating Employee on the day before a Plan Year commences will be deemed (i) to have elected to participate in such Plan Year and (ii) to have authorized the same type of payroll deduction (i.e. percentage or dollar amount) for such Plan Year as in effect for such employee on the day before such Plan Year commences. That payroll deduction will be either the same percentage deduction in effect for such employee on the day before such Plan Year commences or the Default Dollar Amount, as applicable.

A Participating Employee may at any time cease participation in the Plan by filing the required form with the Company. The cessation will be effective as soon as practicable, whereupon no further payroll deductions shall be made, and payroll deductions not theretofore invested shall be invested as provided in
Section 9, or shall be refunded to the Participating Employee, or his or her estate, if cessation is in connection with such employee's retirement, termination of employment or death. Any Participating Employee who ceases to participate may elect to participate again, if then eligible, which participation shall become effective with the first pay period which may be practicable. A Participating Employee may at any time during the Plan Year increase or decrease his or her payroll deductions by filing the required form with the Company, which increase or decrease shall become effective with the first pay period to which it may be practicably applied.

7.   Limitation of Number of Shares that an Employee May Purchase.

No right to purchase shares under this Plan shall permit an employee to purchase stock under all employee stock purchase plans of the Company and its Subsidiaries (as defined in Section 423 of the Code) at a rate which in the aggregate exceeds $25,000 of Fair Market Value of such stock (determined at the time the right is granted, which, in the case of this Plan, is the

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Investment Date) for each calendar year in which the right is outstanding at any time.

8.   Purchase Price.

The purchase price for each share of Common Stock shall be eighty-five percent (85%) of the Fair Market Value of such share of Common Stock on the Investment Date.

9.   Method of Purchase and Investment Accounts.

As of each Investment Date, each Participating Employee shall be offered the right to purchase, and shall be deemed, without any further action, to have purchased, the number of whole and fractional shares of Common Stock determined by dividing the amount of his or her payroll deductions not theretofore invested by the purchase price as determined in Section 8. All such shares shall be maintained in separate Accounts for the Participating Employees. All dividends paid with respect to such shares shall be credited to each Participating Employee's Account, and will be automatically reinvested in whole and fractional shares of Common Stock, unless the Participating Employee elects not to have such dividends reinvested.

10.  Title of Accounts.

Each Account may be in the name of the Participating Employee or, if he or she so indicates on the appropriate form, in his or her name jointly with another person, with right of survivorship. A Participating Employee who is a resident of a jurisdiction that does not recognize such a joint tenancy may have an Account in his or her name as tenant in common with another person, without right of survivorship.

11.  Rights as a Shareholder.

At the time funds from a Participating Employee's payroll deductions account are used to purchase the Common Stock, he or she shall have all of the rights and privileges of a shareholder of the Company with respect to whole shares purchased under the Plan whether or not certificates representing full shares have been issued.

12.  Rights Not Transferable.

Rights granted under the Plan are not transferable by a Participating Employee other than by will or the laws of descent and distribution and are exercisable during the Participating Employee's lifetime only by the Participating Employee.

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13.  Adjustment in Case of Changes Affecting the Company's Common Stock.

In the event of a subdivision or consolidation of outstanding shares of Common Stock, or the payment of a stock dividend thereon, the number of shares of Common Stock reserved under this Plan shall be increased or decreased proportionately, and such other adjustment shall be made as may be deemed necessary or equitable by the Board of Directors, subject to shareholder approval if required. In the event of any other change affecting the Common Stock, such adjustment shall be made as may be deemed equitable by the Board of Directors to give proper effect to such event, subject to the limitations of
Section 424 of the Code.

14.  Retirement, Termination and Death.


In the event of a Participating Employee's retirement or termination of employment during a Plan Year, the amount of his or her payroll deductions not theretofore invested shall be refunded to him or her, and in the event of his or her death shall be paid to his or her estate, any such refund or payment to be made as soon as practicable after the next Investment Date.

15.  Amendment of the Plan.

The Board of Directors may at any time, or from time to time, amend the Plan in any respect; provided, however, that the Plan may not be amended in any way that will cause rights issued under it to fail to meet the requirements for employee stock purchase plans as defined in Section 423 of the Code, including shareholder approval if required.

16.  Termination of the Plan.

The Plan and all rights of employees hereunder shall terminate:

     (a) on the Investment Date that Participating Employees become entitled to purchase a number of shares of Common Stock greater than the number of shares of Common Stock reserved for issuance and remaining available for purchase hereunder; or

     (b) at any time, at the discretion of the Board of Directors.

In the event that the Plan terminates under circumstances described in (a) above, reserved shares of Common Stock remaining as of the termination date shall be sold to Participating Employees on a pro rata basis.

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17.  Effective Date of the Plan.

The Plan shall be effective as of June 1, 1996.

18.  Governmental and Other Regulations.

The Plan, and the grant and exercise of the rights to purchase shares of Common Stock hereunder, and the Company's obligation to sell and deliver shares upon the exercise of rights to purchase shares, shall be subject to all applicable Federal, state and foreign laws, rules and regulations, and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel for the Company, be required.

19.  Indemnification of Committee.

Service on the Committee shall constitute service as a director of the Company so that members of the Committee shall be entitled to indemnification and reimbursement pursuant to the Company's By-Laws for expenses and liabilities actually and reasonably incurred as a result of the defense of a proceeding involving a member of the Committee in connection with actions taken by the Committee with respect to the Plan.




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